UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated August 7, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 7 August 2017 entitled ‘COMPLETION OF TRANSFER OF 35% INTEREST IN SAFARICOM TO VODACOM’

7 August 2017

RNS: 3037N

7 August 2017

COMPLETION OF TRANSFER OF 35% INTEREST IN SAFARICOM TO VODACOM

Further to the announcement of 15 May 2017, Vodafone Group Plc (“Vodafone Group”) announces today that its wholly-owned subsidiary, Vodafone International Holdings B.V. (“Vodafone”), has completed the transfer of a 35% indirect shareholding in Safaricom Limited (“Safaricom”) to Vodacom Group Limited (“Vodacom”), its sub-Saharan African subsidiary.

Vodafone has been issued with 233.5 million new shares in Vodacom, increasing Vodafone Group’s shareholding in Vodacom from 65.0% to 69.7%. Vodafone retains an indirect stake of 5% in Safaricom.

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For further information:

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 19 markets. As of 30 June 2017, Vodafone Group had 523.5 million mobile customers and 18.5 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

About Safaricom

Safaricom transforms lives.

Safaricom provides voice, data, financial services and enterprise solutions for a range of subscribers, small businesses and government, using a variety of platforms. As the biggest communication company in East and Central Africa, Safaricom delights over 28 million subscribers, providing over 200,000 touch points for its customers and offering over 100 different products under its portfolio.

Listed on the Nairobi Securities Exchange and with annual revenues in excess of Kshs 200 Billion, Safaricom invested Kshs 38 billion in building its network last year, providing over 80% of Kenya’s population with 4G, 3G and 2G coverage. Safaricom has harnessed its proprietary fibre infrastructure to build a dedicated enterprise business, providing managed IT services to clients in the East African region, as well as to deliver fibre to homes country-wide. Safaricom pioneered commercial mobile money transfer globally through M-PESA, the most successful service of its kind anywhere in the world.  Launched in March 2007, M-PESA now has over 26 million customers and over 140,000 M-PESA Agent outlets countrywide.

About Vodacom

Vodacom is a leading African mobile communication company providing a wide range of communication services including mobile voice, messaging, data and converged services to over 66 million customers. Vodacom has mobile network operations in South Africa, Lesotho, Tanzania, the DRC and Mozambique. Through Vodacom Business Africa, Vodacom also offer business managed services to enterprises in over 30 countries across the continent.

Financial advisor

UBS acted as sole financial advisor to Vodafone on the transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 7, 2017	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary